CHAPMAN AND CUTLER LLP                                111 WEST MONROE STREET
                                                     CHICAGO, ILLINOIS 60603


                                  May 15, 2012


VIA EDGAR CORRESPONDENCE FILING

Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

            Re: First Trust Strategic High Income Fund II (the "Fund") File Nos. 811-21842; 333-180240
                    ------------------------------------------------------

Dear Ms. Rossotto:

      We have received your comments regarding the Registration Statement for the above captioned Fund in your letter of April 19, 2012. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

                                   PROSPECTUS

COVER PAGE

      1. IN THE INVESTMENT STRATEGY SECTION, THE THIRD SENTENCE IN THE SECOND PARAGRAPH STATES THAT "[T]HE FUND MAY ALSO INVEST IN EQUITY SECURITIES, INCLUDING, BUT NOT LIMITED TO, COMMON AND PREFERRED STOCK, FOREIGN SECURITIES AND DISTRESSED SECURITIES, SUBJECT TO CERTAIN INVESTMENT LIMITATIONS." PLEASE DISCLOSE WHAT LIMITATIONS THE FUND IS SUBJECT TO WITH RESPECT TO THESE TYPES OF INVESTMENTS.

      Response: Pursuant to your request, the Fund has disclosed the limitations applicable to the securities in the "Investment Strategy" section of the Cover Page.

      2. IN THE INVESTMENT STRATEGY SECTION, UNDER USE OF LEVERAGE, IT STATES THAT THE FUND MAY "UTILIZE LEVERAGE THROUGH THE ISSUANCE OF PREFERRED SHARES OF BENEFICIAL INTEREST ... IN AN AMOUNT UP TO 50% OF ITS MANAGED ASSETS OR THROUGH
.... BORROWINGS IN AN AMOUNT UP TO 33-1/3% OF ITS MANAGED ASSETS." ALTHOUGH THE



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FUND STATES ITS RESTRICTIONS ON BORROWING AND ISSUING PREFERRED SHARES IN TERMS
OF MANAGED ASSETS, THE 1940 ACT RESTRICTIONS ON BORROWING AND THE ISSUANCE OF PREFERRED SHARES ARE STATED IN TERMS OF "TOTAL ASSETS". THE FUND PROVIDES A DEFINITION OF MANAGED ASSETS AS BEING

            THE AVERAGE DAILY GROSS ASSET VALUE OF THE FUND (INCLUDING ASSETS ATTRIBUTABLE TO THE FUND'S PREFERRED SHARES, IF ANY, AND THE PRINCIPAL AMOUNT OF BORROWINGS) MINUS THE SUM OF THE FUND'S ACCRUED AND UNPAID DIVIDENDS ON ANY OUTSTANDING PREFERRED SHARES AND ACCRUED LIABILITIES (OTHER THAN THE PRINCIPAL AMOUNT OF ANY BORROWINGS).

FOR PURPOSES OF COMPLIANCE WITH THE 1940 ACT'S RESTRICTIONS ON BORROWING AND ISSUING PREFERRED SHARES, PLEASE DESCRIBE HOW MANAGED ASSETS RELATED TO THE FUND'S TOTAL ASSETS.

      Response: The Fund believes that its restrictions on Borrowings and issuing Preferred Shares in terms of "Managed Assets" conforms with the asset coverage requirements of Section 18 of the 1940 Act. The Fund's use of "daily gross asset value" in the definition of "Managed Assets" directly relates to the "total asset" coverage requirements referred to in Section 18(h) of the 1940 Act. In addition, the Fund excludes from the definition of "Managed Assets" "accrued and unpaid dividends ... and other accrued liabilities (other than the principal amount of any Borrowings)", corresponding to the "liability and indebtedness not represented by senior securities" referred to in such section. Pursuant to your comment 11 below, we have changed references from "Managed Assets" to "total assets" in the sections of the Prospectus that refer to 1940 Act leverage restrictions.

      3. FURTHERMORE, IN THE INVESTMENT STRATEGY SECTION, IN USE OF LEVERAGE, IT IS STATED THAT "[W]HETHER TO OFFER PREFERRED SHARES OR ENGAGE IN ANOTHER FORM OF LEVERAGING, AND, IF OFFERED, THE TERMS OF SUCH SHARES OR LEVERAGING AND THE TIMING AND OTHER TERMS OF THEIR OFFERING OR ARRANGEMENT WILL BE DETERMINED BY THE FUND'S BOARD OF TRUSTEES." AS THE "COSTS ASSOCIATED WITH THE ISSUANCE OF AND USE OF FINANCIAL LEVERAGE WILL BE BORNE BY THE COMMON SHAREHOLDERS", PLEASE DISCLOSE ANY ROLE OF THE BOARD'S INDEPENDENT TRUSTEES IN PARTICULAR IN MAKING SUCH A DETERMINATION.

      Response: Each independent member of the Fund's Board of Trustees participates in deliberations in connection with the Board's approval to issue and use financial leverage for the Fund. Pursuant to your request, the above-referenced language in the "Use of Leverage" section on the Cover Page has been revised as follows:

            "[w]hether to offer Preferred Shares or engage in another form of leveraging, and, if offered, the terms of such shares or leveraging and the timing and other terms of their offering or arrangement will be determined by the Fund's board of trustees, including its independent members."

PROSPECTUS SUMMARY

      4. ON PAGE 2, IN INVESTMENT OBJECTIVES AND POLICIES, IT STATES THAT

THE FUND MAY INVEST UP TO 50% OF ITS MANAGED ASSETS IN FOREIGN SECURITIES (EQUITY OR DEBT); PROVIDED, HOWEVER, THAT 30% OF THE TOTAL OF MANAGED ASSETS INVESTED IN OBLIGATIONS OF FOREIGN DOMICILED STRUCTURED FINANCE ISSUERS PLUS THE PERCENTAGE OF MANAGED ASSETS INVESTED IN OTHER FOREIGN DOMICILED ISSUERS MAY NOT EXCEED 20% OF MANAGED ASSETS.

      I) PLEASE STATE THAT, OF THE 50% ALLOWANCE FOR FOREIGN SECURITIES, UP TO 20% OF THAT AMOUNT MAY BE INVESTED IN EMERGING MARKET SECURITIES.

      II) THE LAST PORTION OF THE SENTENCE ABOVE, BEGINNING WITH "PROVIDED", IS CONVOLUTED AND CONFUSING. PLEASE REPHRASE THIS TEXT SO AS TO DESCRIBE THE FUND'S LIMITATIONS ON INVESTMENTS IN FOREIGN SECURITIES IN A PLAIN ENGLISH FORMAT.

      Response: Pursuant to your request, the description of the "foreign securities" investment limitations in the "Investment Objectives and Policies" section of the Prospectus has been clarified as follows:

"The Fund may invest in securities of corporate and governmental issuers located outside the United States (equity or debt), including, but not limited to, securities issued or guaranteed by companies organized under the laws of countries other than the United States and securities issued or guaranteed by foreign governments, their agencies or instrumentalities and supra-national governmental entities, such as the World Bank. Foreign securities also include U.S. dollar-denominated debt obligations, such as "Yankee Dollar" obligations, of foreign issuers and of supra-national government entities. Yankee Dollar obligations are U.S. dollar-denominated obligations issued in the U.S. capital markets by foreign corporations, banks and governments. Foreign securities may be traded on foreign securities exchanges or in over-the-counter capital markets. The Fund may invest up to 20% of its Managed Assets in foreign domiciled issuers; provided, however, that in calculating the percentage of Managed Assets invested in foreign domiciled issuers, the Fund includes only 30% of the total of Managed Assets invested in obligations of foreign domiciled structured finance issuers, as the Fund believes that a substantial portion of the assets of such issuers are located in or issued by entities in the U.S. In addition, the Fund's Managed Assets in debt instruments of issuers located in countries considered to be emerging markets may not exceed 20%. In no event may the Fund's investments in foreign securities exceed 50% of its Managed Assets."

      5. ON PAGE 3, IN INVESTMENT OBJECTIVES AND POLICIES, IT STATES THAT THE FUND MAY INVEST IN ILLIQUID SECURITIES. IF THERE IS A LIMIT TO THE AMOUNT THE FUND MAY INVEST IN THESE SECURITIES, PLEASE DISCLOSE THAT LIMIT.

      Response: The Fund does not currently have any specific limitations with respect to the amount it may invest in illiquid securities and, as a result, no additional disclosure has been made in this section of the Prospectus.

      6. ALSO ON PAGE 3, IN INVESTMENT OBJECTIVES AND POLICIES, THE PENULTIMATE PARAGRAPH STATES THAT "[P]ERCENTAGE LIMITATIONS DESCRIBED IN THIS PROSPECTUS ARE AS OF THE TIME OF INVESTMENT BY THE FUND AND MAY BE EXCEEDED ON A GOING-FORWARD BASIS AS A RESULT OF MARKET VALUE FLUCTUATIONS OF THE FUND'S PORTFOLIO." PLEASE DISCLOSE THAT THIS STATEMENT DOES NOT APPLY TO RESTRICTIONS ON BORROWING.

      Response: Pursuant to your request, the penultimate paragraph of the "Investment Objectives and Policies" section on page 3 of the prospectus has been revised as follows:

            "Percentage limitations described in this prospectus with respect to portfolio investments by the Fund (as opposed to the use of leverage) are as of the time of investment by the Fund and may be exceeded on a going-forward basis as a result of market value fluctuations of the Fund's portfolio. The Fund is additionally subject to limitations under the 1940 Act with respect to any Borrowings it may incur or Preferred Shares it may issue. See "Use of Leverage".

      7. ON PAGE 6, IN SPECIAL RISK CONSIDERATIONS, AT THE END OF THE PARAGRAPH INVESTMENT AND MARKET RISK, IT STATES THAT "THE ADVISOR OR SUB-ADVISOR "MAY TAKE TEMPORARY DEFENSIVE POSITIONS". PLEASE STATE THAT WHEN DOING SO, THE FUND MAY NOT ACHIEVE ITS INVESTMENT OBJECTIVE.

      Response: Pursuant to your request, a sentence in the "Investment and Market Risk" paragraph of the "Special Risk Considerations" section on page 6 of the Prospectus has been added, as follows:

            "In such a case, Common Shares of the Fund may be adversely affected and the Fund may not pursue or achieve its investment objectives"

      8. ON PAGE 7, IN SPECIAL RISK CONSIDERATIONS, THE PARAGRAPH VALUE INVESTING RISK DESCRIBES THE FUND'S FOCUS ON INVESTMENTS THAT ARE "UNDERVALUED OR INEXPENSIVE RELATIVE TO OTHER INVESTMENTS." AS THE TERM, VALUE INVESTING" IS TYPICALLY USED IN THE CONTEXT OF EQUITY INVESTMENTS, AND THE FUND'S INVESTMENTS WILL BE PREDOMINANTLY IN FIXED INCOME SECURITIES, PLEASE CLARIFY THAT THIS PARAGRAPH DESCRIBES THE RISKS OF FUND'S EQUITY STRATEGY.

      Response: The "Value Investing Risk" paragraph of the "Special Risk Considerations" section has been clarified to state that such strategy relates solely by equity securities in the Fund's portfolio.

SUMMARY OF FUND EXPENSES

      9. ON PAGE 19, IN THE SUMMARY OF FUND EXPENSES TABLE, THE LAST LINE TOTAL ANNUAL EXPENSES, SHOULD BE ALIGNED WITH THE REST OF THE TABLE. PLEASE REMOVE THE INDENT.

      Response: Pursuant to your request, the last line "Total Annual Expenses" in the "Summary of Fund Expenses" table on page 19 of the Prospectus has been aligned with the rest of the table.

THE FUND'S INVESTMENTS

      10. ON PAGE 28, IN THE SECTION PORTFOLIO COMPOSITION, UNDER FOREIGN SECURITIES, IT STATES THE RESTRICTIONS THAT " ... 30% OF THE TOTAL OF MANAGED ASSETS INVESTED IN OBLIGATIONS OF FOREIGN DOMICILED STRUCTURED FINANCE ISSUERS PLUS THE PERCENTAGE OF MANAGED ASSETS INVESTED IN OTHER FOREIGN DOMICILED ISSUERS MAY NOT EXCEED 15% OF MANAGED ASSETS." WHILE "15%" IS NOTED HERE (AND ON PAGE 9 OF THE SAI), "20% IS NOTED IN THIS REGARD ELSEWHERE THROUGHOUT THE DOCUMENT. PLEASE CORRECT THIS INCONSISTENCY. PLEASE ALSO ADDRESS THIS SENTENCE WITH RESPECT TO COMMENT 3 ABOVE. IN ADDITION, PLEASE DISCLOSE WITHIN THIS PARAGRAPH THE FUND'S INVESTMENT IN EMERGING MARKETS SECURITIES.

      Response: Pursuant to your request, we have changed the reference on page 28 to "20%". In addition, we have updated disclosure in this section consistent with our response to comment 3 above.

      11. ON PAGE 32, IN PORTFOLIO COMPOSITION, IN THE PARAGRAPH USE OF LEVERAGE, IT STATES THAT "[U]NDER THE 1940 ACT, THE FUND IS NOT PERMITTED TO ISSUE PREFERRED SHARES UNLESS IMMEDIATELY AFTER SUCH ISSUANCE THE VALUE OF THE FUND'S MANAGED ASSETS IS AT LEAST 200% OF THE LIQUIDATION VALUE OF THE OUTSTANDING PREFERRED SHARES." UNDER THE 1940 ACT, THE 200% REQUIREMENT IS WITH RESPECT TO A FUND'S "TOTAL ASSETS". ACCORDINGLY, PLEASE REPLACE "MANAGED ASSETS" WITH "TOTAL ASSETS" IN THIS SENTENCE. SIMILARLY, PLEASE ALSO REPLACE MANAGED ASSETS WITH "TOTAL ASSETS" ON PAGE 51, IN DESCRIPTION OF BORROWINGS, WHICH STATES "[U]NDER THE REQUIREMENTS OF THE 1940 ACT, THE FUND, IMMEDIATELY AFTER ANY SUCH BORROWINGS, MUST HAVE AN "ASSET COVERAGE" OF AT LEAST 300% (33-1/3% OF MANAGED ASSETS).

      Response: Pursuant to your request we have changed referenced from "Managed Assets" to "total assets" in the sections of the Prospectus cited above.

      12. ON PAGE 34, IN RISKS, PLEASE DISCUSS WITHIN THE SECTION POTENTIAL CONFLICTS OF INTEREST RISKS THE CONFLICT THAT EXISTS BETWEEN THE FUND'S COMMON SHAREHOLDERS AND THE SUB-ADVISOR, AND THE SUB-ADVISOR'S INCENTIVE TO USE LEVERAGE, BECAUSE "THE FEE PAID TO THE ADVISOR (AND BY THE ADVISOR TO THE SUB-ADVISOR) WILL BE CALCULATED ON THE BASIS OF THE FUND'S MANAGED ASSETS, WHICH INCLUDE THE PROCEEDS OF LEVERAGE" AND THUS "THE DOLLAR AMOUNT OF THE ADVISOR'S AND SUB-ADVISOR'S FEES WILL BE HIGHER ... WHEN LEVERAGE IS UTILIZED" (AS STATED ON PAGE 46).

      Response: Pursuant to your request, we have added the following paragraph within the "Potential Conflicts of Interest Risks" section on page 34 of the
Prospectus:

            "For purposes of calculation of the management fee paid to the Advisor (and by the Advisor to the Sub-Advisor) the Fund's "Managed Assets" means the average daily gross asset value of the Fund (including assets attributable to the Fund's Preferred Shares, if any, and the principal amount of Borrowings, if any), minus the sum of the Fund's accrued and unpaid dividends on any outstanding Preferred Shares and accrued liabilities (other than the principal amount of any Borrowings incurred, commercial paper or notes issued by the Fund). Because the fee paid to the Advisor (and by the Advisor to the Sub-Advisor) will be calculated on the basis of the Fund's Managed Assets, which include the proceeds of leverage, the dollar amount of the Advisor's and Sub-Advisor's fees will be higher (and the Advisor and Sub-Advisor will be benefited to that extent) when leverage is utilized."

      13. ON PAGE 41, IN RISKS, UNDER LEVERAGE RISKS, IT STATES THAT [T]HE SUB-ADVISOR, IN ITS JUDGMENT ... MAY DETERMINE TO CONTINUE TO USE LEVERAGE IF IT EXPECTS THAT THE BENEFITS TO THE FUND'S COMMON SHAREHOLDERS OF MAINTAINING THE LEVERAGED POSITION WILL OUTWEIGH THE CURRENT REDUCED RETURN". PLEASE DISCLOSE HERE THE ROLE OF THE BOARD AND THE INDEPENDENT TRUSTEES WITH RESPECT TO THIS DETERMINATION

      Response: Pursuant to your request, we have revised the language on page 41 of the Prospectus (under "Risks-Leverage Risks") as follows:

            "The Sub-Advisor, in its judgment, nevertheless may recommend to the Board of Trustees (including independent members) for its approval the continued use of leverage if the Sub-Advisor expects that the benefits to the Fund's common shareholders of maintaining the leveraged position will outweigh the potential for a reduced return."

      14. ON PAGE 46, IN INVESTMENT MANAGEMENT AGREEMENT, PLEASE INCLUDE, AS REQUIRED IN ITEM 9.B.3 OF FORM N-2, A STATEMENT ADJACENT TO THE DISCLOSURE CONCERNING THE ADVISOR'S COMPENSATION, DISCLOSING THAT A DISCUSSION REGARDING THE BASIS FOR THE BOARD OF DIRECTORS APPROVING THE INVESTMENT MANAGEMENT AGREEMENT IS AVAILABLE IN THE FUND'S ANNUAL OR SEMI-ANNUAL REPORT TO SHAREHOLDERS, AS APPLICABLE, AND PROVIDING THE PERIOD COVERED BY THE RELEVANT ANNUAL OR SEMI-ANNUAL REPORT.

      Response: Pursuant to your request, a statement has been added to the Prospectus under "Investment Management Agreement" as follows:

            "A discussion regarding the basis for approval by the Board of Trustees of the Fund's Investment Management Agreement with the Advisor is available in the Fund's Annual Report to Shareholders for the fiscal year ended October 31, 2011."


                      STATEMENT OF ADDITIONAL INFORMATION

      15. IN INVESTMENT RESTRICTIONS, FUNDAMENTAL INVESTMENT POLICIES, ON PAGE 3, IT STATES THAT

            [P]ERCENTAGE LIMITATIONS DESCRIBED IN THIS STATEMENT OF ADDITIONAL INFORMATION ARE AS OF THE TIME OF INVESTMENT BY THE FUND AND MAY BE EXCEEDED ON A GOING-FORWARD BASIS AS A RESULT OF MARKET VALUE FLUCTUATIONS OF THE FUND'S PORTFOLIO AND OTHER EVENTS.

PLEASE STATE THAT THIS STATEMENT DOES NOT APPLY TO THE FUND'S RESTRICTIONS ON BORROWING.

      Response: Pursuant to your request, "Investment Restrictions, Fundamental Investment Policy on page 3 of the statement of Additional Information has been revised as follows:

            "Percentage limitations described in this Statement of Additional Information with respect to portfolio investments by the Fund (as opposed to the use of leverage) are as of the time of investment by the Fund and may be exceeded on a going-forward basis as a result of market value fluctuations of the Fund's portfolio. The Fund is additionally subject to limitations under the 1940 Act with respect to any Borrowings it may incur or Preferred Shares it may issue. See "Other Investment Policies and Techniques - Borrowings and Preferred Shares."

      16. ON PAGE 50, UNDER SUB-ADVISOR, IN THE TABLE OF THE OTHER ACCOUNTS MANAGED BY THE FUND'S PORTFOLIO MANAGERS, AS REQUIRED IN ITEM 21.1.C OF FORM N-2, PLEASE NOTE THE NUMBER OF ACCOUNTS AND THE TOTAL ASSETS IN THE ACCOUNTS WITH RESPECT TO WHICH THE ADVISORY FEE IS BASED ON THE PERFORMANCE OF THE ACCOUNT.

      Response: Pursuant to your request, the table entitled "Number of Other Accounts Managed and Assets by Account Type As of December 31, 2011" in the Statement of Additional Information has been updated to reflect the number of accounts and total assets in the accounts with respect to which the advisory fee is based upon the performance of the account.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                               Very truly yours,

                                               CHAPMAN AND CUTLER LLP


                                               By  /s/ Walter Draney
                                                   ----------------------------
                                                       Walter Draney


Enclosures